SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of January, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

 (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly Held Company
CNPJ/MF 60.643.228/0001-21
NIRE 35.300.022.807

CALL NOTICE FOR
SHAREHOLDERS’ EXTRAORDINARY MEETING
(a free translation from the document in Portuguese filed with the Comissão de Valores Mobiliários (CVM), the Brazilian Securities and Exchange Commission)

The shareholders of VOTORANTIM CELULOSE E PAPEL S.A. (“VCP” or “Company”) are hereby convened to attend, on first call, the Shareholders Extraordinary Meeting (Assembléia Geral Extraordinária, “AGE”) to be held at the Company's headquarters, at Alameda Santos, n. 1357, 6th floor, in the city of São Paulo, at 10 a.m. on February 6, 2009, with the following agenda:

1.  Increase the corporate capital, in the amount of R$4,254,000,000, with the issuance of up to 223,894,737 new shares, of which 62,105,263 will be common voting shares and up to 161,789,474 will be preferred shares to be subscribed and paid in: (a) by means of capitalization of an Advance for Future Capital Increase (Adiantamento para Futuro Aumento de Capital, “AFAC”) in the amount of R$1,000,000,000, with the issuance of 52,631,579 common voting shares, at the price of R$19.00 per share; (b) in cash, in the amount of up to R$180,000,000, with the issuance of up to 9,473,684 common voting shares and R$1,820,000,000, with the issuance of up to 95,789,474 preferred shares, at the price of R$19.00 per share; (c) by compensating credits held against the Company, in the amount of up to R$200,000,000, with the issuance of up to 10,526,316 preferred shares at the issuance price of R$19.00 per share; and (d) transfer to the Company of up to 72,388,214  common voting shares issued by Aracruz Celulose S.A. (“Aracruz”), in the amount of up to R$1,053,972,395.84, with the issuance of up to 55,472,232 preferred shares at the price of R$19.00 per share.

2.  Ratify appointment of an expert company to determine the value at which the common voting shares issued by Aracruz shall be transferred to the Company, deliberating upon its appraisal report.

3.  Set forth the term for exercise, by current shareholders of the Company, of preemptive rights for subscription of the new shares to be issued under the capital increase and determine procedures to be observed regarding unsubscribed shares, if any.

4.  Amend paragraph 3, section 5 of the Company’s By-laws, to allow for conversion of preferred shares issued by the Company into common voting shares, in accordance with a conversion ratio to be timely proposed to shareholders in another general meeting, to be convened at a later date, and conditioned on the approval by holders of both common voting and preferred shares (the latter to decide in a special preferred shareholders meeting).

5.  Ratify, if applicable, the acquisition of control of Aracruz.

Management of the Company clarifies that the meeting to be held as a result of this Call Notice is part of the transaction to acquire the corporate control of Aracruz through: (a) the purchase of common voting shares issued by Aracruz owned by individuals of the Lorentzen, Moreira Salles and Almeida Braga families (“Families”), holding, in the aggregate, 127,506,457 common voting shares issued by Aracruz, representing approximately 28.03% of Aracruz’s voting capital, already agreed upon and duly executed, as disclosed in the Material Event Notice of the Company dated January 20, 2009; and (b) the purchase of common voting shares issued by Aracruz and owned by Arainvest Participações S.A. (“Arainvest”), which holds another 127,506,457 common voting shares, also representing approximately 28.03% of Aracruz corporate voting capital, this purchase not yet agreed upon and pending election by Arainvest of exercise of a right of first refusal over the 127,506,457 common voting shares issued by Aracruz sold to VCP by the Families, pursuant to the Aracruz shareholders’ agreement dated February 5, 2003.  Arainvest may elect to exercise such right until April 20, 2009.

Whereas the transaction targets the acquisition of at least the common voting shares issued by Aracruz owned by the Families, if Arainvest elects to exercise its right of first refusal before the Shareholders’ Extraordinary Meeting is held, the shares issued by Aracruz acquired by the Company from the Families will be transferred to Arainvest.  As such, all items of the agenda mentioned hereinabove will not be approved by Votorantim Industrial S.A. (“VID”), controlling shareholder of the Company, and the AFAC will be refunded to VID.

If, before the Shareholders’ Extraordinary Meeting is held, Arainvest elects to exercise its right of joint sale (tag along) to which it is also entitled under Aracruz shareholders’ agreement, the amount of the capital increase shall be of up to R$4,254,000,000, as mentioned in item 1 of the agenda.  Only in this event will the shareholders of the Company have to ratify the acquisition of Aracruz’s corporate control, as mentioned in item 5 of the agenda.

If Arainvest neither elects to exercise the right of first refusal nor the right of joint sale (tag along) prior to the shareholders extraordinary meeting being held, VID will vote to confirm only part of the capital increase, up to R$2,600,000,000, through the capitalization of the AFAC in the lesser amount of R$600,000,000 and issuance of up to 43,609,754 common voting shares and up to 93,232,351 preferred shares.  In addition, any excess AFAC will thus be refunded and excess subscriptions will be canceled on a pro rata basis.

The shareholders of the Company will be kept informed of Arainvest’s election.

Presentation of proof of ownership of shares held in custody will be required to allow participation in the shareholders extraordinary meeting.  Attorneys-in-fact of any shareholders must provide evidence of powers by forwarding to the Company supporting documentation at least 48 hours prior to the Shareholders’ Extraordinary Meeting.

São Paulo, January 22, 2009

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: January 22, 2009	By:	/s/ Paulo Prignolato
Paulo Prignolato
Title Chief Financial Officer